SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: May, 2004	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Translation of Registrant's name into English)

725 Montée de Liesse Ville Saint-Laurent, Quebec Canada H4T 1P5
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If  “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_N/A_.

For immediate publication

Contact:	Laurence G. Sellyn, Executive Vice–President, Finance
and Chief Financial Officer
Tel: (514) 343-8805
Email: lsellyn@gildan.com

Gildan Activewear Announces Record Second Quarter Results

     – Unit Sales up 24.6% Due to Continuing Strong Market Share Penetration and Overall Industry
Demand Growth –
– Short-term Capacity Constraints and Industry Price Competition Likely to Reduce Full Year EPS
Growth Relative to Prior Guidance –

Montreal, Tuesday, May 4, 2004 – Gildan Activewear Inc. (NYSE: GIL; TSX: GIL.A) today announced its results for its second fiscal quarter and six months ended April 4, 2004, and also updated its sales and earnings outlook for the balance of the fiscal year.

Second quarter sales and earnings

The Company reported record second quarter net earnings of U.S. $14.3 million, or U.S. $0.48 per diluted share, up 6.7% from U.S. $13.4 million or U.S. $0.45 per diluted share in the second quarter of fiscal 2003. Analyst expectations for the quarter were in the range of U.S. $0.45 - U.S. $0.49 per diluted share.

The Company’s results for the quarter include increases in cost of sales and depreciation expense due to the upward revaluation of opening inventories and fixed assets required under U.S. and Canadian GAAP to give effect to the change to U.S. functional currency. The gain on revaluation of opening assets was reflected directly in opening shareholders’ equity. Net earnings for the second quarter of fiscal 2004 were U.S. $15.9 million, or U.S. $0.53 per diluted share, before reflecting the accounting treatment of these adjustments resulting from the change to U.S. functional currency, up 18.7% and 17.8% respectively from the second quarter of fiscal 2003.

Compared to last year, the higher second quarter earnings reflected higher unit sales, further manufacturing efficiencies and more favourable product-mix. These factors were partially offset by increased cotton costs, lower selling prices, higher SG&A costs due to the Company’s sales growth and higher depreciation expense as a result of the Company’s capital investment program.

Sales in the quarter were U.S. $141.4 million, up 24.5% from U.S. $113.6 million in the second quarter of fiscal 2003. The higher sales were due to a 24.6% increase in unit shipments combined with a higher valued product-mix, partially offset by lower selling prices. The higher unit sales reflected continuing market share penetration in all target market segments, together with strong overall industry demand growth in the U.S. wholesale distributor channel.

With effect from the beginning of calendar 2004, the Company’s largest customer decided to discontinue its participation in the S.T.A.R.S. report by ACNielsen Market Decisions. This report is the basis for market and market share data provided by the Company for the U.S. wholesale distributor channel. As a result, the S.T.A.R.S. market share data for the second quarter of fiscal 2004 excludes the effect of sales through our largest customer. On this basis, Gildan’s share in the T-shirt segment of the U.S. wholesale distributor market increased to 31.2% from 29.1% in the second quarter of fiscal 2003, even though the Company focussed on higher-valued product-lines within the T-shirt category, and continued to not fully participate in highly discounted white T-shirt promotions. During the second quarter, Gildan’s share of the sport shirt segment increased to 24.4% from 18.4% in the corresponding quarter of last year. Gildan became the leading brand within the sport shirt category during the quarter. Gildan’s share of the fleece category was 14.3% in the second quarter, up from 10.7% in the second quarter a year ago.

The table below summarizes the unit sales growth for the calendar quarter ended March 31, 2004 compared to the quarter ended March 31, 2003 for Gildan and for the industry overall through the U.S. wholesale distributor channel, as reported by S.T.A.R.S. after adjusting the prior period comparatives to exclude sales through our largest customer:

	Gildan Unit growth	Industry Unit growth

T-shirts	30.3%	11.6%
Sport shirts	34.7%	1.1%
Fleece	39.2%	13.8%

Gildan noted that, in addition to the strong overall industry growth for T-shirts and fleece, the sport shirt category also showed positive growth, indicating that the steady decline in demand in this segment since 2001 may have ceased, reflecting a recovery in corporate promotional spending.

In parallel with the growth realized by Gildan with the S.T.A.R.S. distributors as per the table above, the Company also achieved a comparable rate of growth in its unit sales to its largest distributor during the second fiscal quarter, versus the corresponding quarter of fiscal 2003.

Gildan’s unit shipments in Europe increased by 38.9% over the second quarter last year, and shipments in Canada were up by 10.2%. Selling prices in the Canadian market were negatively impacted as a result of the lower landed selling prices for U.S. competitors in the Canadian market, due to the decline in the relative value of the U.S. dollar.

Gross margins in the second quarter were 26.6%, compared with 29.6% in the second quarter of fiscal 2003. Before the adjustments due to the change to U.S. functional currency, gross margins in the second quarter of fiscal 2004 were 27.3%. The favourable impact on percentage gross margins of the higher-valued product-mix, continuing manufacturing efficiencies and the non-recurrence of a prior year special charge (the closure of the Montreal sewing plant) was more than offset by the negative effect of higher cotton costs and lower industry selling prices. Promotional pricing activity during the quarter included additional discounts resulting from the higher than projected unit sales growth.

Six Months Earnings

Net earnings for the first six months of fiscal 2004 were $17.2 million or U.S. $0.58 per diluted share, essentially the same as the first six months of fiscal 2003 when the Company generated net earnings of U.S. $17.1 million or U.S. $0.58 per diluted share. Before the adjustments due to the change to U.S. functional currency, net earnings for the first six months of fiscal 2004 were U.S. $21.4 million, or U.S. $0.72 per share, up 25.1% and 24.1% respectively from the first six months of fiscal 2003.

Earnings Outlook

The Company has previously indicated that it expects its EPS for the full fiscal year to be in the range of U.S. $2.25 – U.S. $2.30, up 25.7% — 28.5% from fiscal 2003 before the adjustments due to the change to U.S. functional currency. After reflecting the adjustments resulting from the transition to U.S functional currency, the Company’s EPS guidance range for fiscal 2004 was U.S. $2.10-$2.15, up 17.3% — 20.1% from fiscal 2003. This guidance was based on 15% projected growth in unit sales volumes and modest selling price increases to partially pass through the higher cost of cotton.

In the first and second fiscal quarters, the Company has achieved its EPS growth projections by offsetting higher than anticipated promotional pricing activity with higher than projected unit sales volumes. Due to the higher unit sales in the first two quarters, and its resulting lower than planned inventory levels at the second quarter-end, the Company expects to have insufficient capacity in the third quarter to fully satisfy the projected growth in sales reflected in its prior forecast. Therefore, achievement of its original EPS guidance for the full year will depend upon improved selling prices being realized. Many industry fundamentals – including strong industry demand, overall inventories within the distributor channel being in reasonable balance, and higher raw material costs for both cotton and polyester – appear to support higher pricing in the second half of the fiscal year. However, it is difficult to predict the outlook for industry pricing with any degree of certainty. Therefore, while the Company is projecting some gross margin improvement in the third and fourth quarter due to reduced promotional activity and a higher proportion of fleece sales in the balance of the year, the Company believes that, based on its short-term capacity constraints in the third quarter and the assumed continuation of aggressive industry pricing competition, it is more realistic to lower its projected EPS growth in the second half of the fiscal year. On this basis, the Company is now projecting EPS for the full fiscal year to be in the range of U.S. $2.05 – U.S. $2.15 per diluted share before the U.S. functional currency adjustments, up approximately 15% — 20% from fiscal 2003. After reflecting the adjustments resulting from the transition to U.S. functional currency, the Company’s revised EPS forecast for fiscal 2004 is U.S. $1.90 — $2.00, up approximately 6% — 12% from fiscal 2003.

The Company now expects to achieve diluted EPS of U.S. $0.80 – U.S. $0.85 in the third quarter before functional currency adjustments, up approximately 10% — 16% from the third quarter of fiscal 2003, which included an extra week due to the Company’s floating fiscal year-end. In the fourth quarter, Gildan now expects diluted EPS of U.S. $0.55 – U.S. $0.60 before functional currency adjustments, up approximately 15% — 25% from fiscal 2003. The functional currency adjustments in the third and fourth quarter of the fiscal year will be limited to the impact on depreciation expense, and will therefore not be material.

Going forward, Gildan expects to achieve its objective of minimum 15% EPS growth beyond fiscal 2004, in addition to achieving 15% — 20% EPS growth in the current fiscal year, even if industry pricing continues to decline. Gildan is slightly ahead of schedule with its timetable for construction of its Dominican Republic textile facility. As the Company brings this facility on stream, it expects to continue to lower its manufacturing costs and to have capacity available to further accelerate its market share penetration in the wholesale distributor channel in fiscal 2005, as well as to implement its plans to enter the retail channel.

Cash Flow

In the second fiscal quarter, the Company used U.S. $16.7 million of cash, defined as cash flow from operating activities less cash used in investing activities, due to the seasonal financing of trade receivables (which reflected days sales outstanding of 45 days compared with 48 days a year ago) and the ongoing capital expenditure requirements to implement the Company’s continuing offshore capacity expansion plans. The Company ended the quarter with surplus cash of U.S. $21.4 million.

The Company intends to utilize U.S. $17.5 million of its surplus cash to meet the first scheduled instalment of its senior note repayment on June 10, 2004. Also, the Company now expects to invest approximately U.S. $65 million in capital expenditures for the full fiscal year, up from the previous estimate of approximately U.S. $60 million, due mainly to the accelerated timing for the Dominican Republic facility.

As of April 30, 2004, there were 29,627,619 Class A subordinate shares issued and outstanding along with 679,635 options outstanding.

Profile

Gildan Activewear is a public, vertically-integrated manufacturer and marketer of premium quality branded basic activewear for sale principally in the wholesale imprinted activewear segment of the Canadian, U.S., European and other international markets. The company manufactures and sells premium quality 100% cotton and 50% cotton/50% polyester T-shirts, placket collar sport shirts and sweatshirts in a variety of weights, sizes, colours and styles. The company sells its products as blanks, which are ultimately decorated with designs and logos for sale to consumers. Gildan employs more than 9,300 full-time employees.

Certain statements included in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. We refer you to the Company’s filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities for a discussion of the various factors that may affect the Company’s future results.

Information for shareholders

Gildan Activewear Inc. will hold a conference call to discuss these results today at 5:00 PM Eastern Time. Interested parties can join the call by dialling 800-263-8506 (Canada & U.S.) or 719-457-2681 (international) and entering passcode 255442. The conference call can also be accessed via live webcast at www.gildan.com ("Investor Relations" section).

If you are unable to participate in the conference call, a replay will be available starting that same day at 8:00 PM EDT by dialing 888-203-1112 (Canada & U.S.) or 719-457-0820 (international) and entering passcode 255442, until May 11, 2004 at midnight, or by sound web cast on Gildan’s Internet site for 30 days.

Gildan Activewear Inc.
Consolidated Statements of Earnings
(In thousands of U.S. dollars, except per share data)

	Three months ended		Six months ended
	April 4, 2004	March 30, 2003	April 4, 2004	March 30, 2003

	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	$141,369	$113,615	$219,328	$178,615
Cost of sales	103,832	80,031	160,691	125,946

Gross profit	37,537	33,584	58,637	52,669

Selling, general and administrative expenses	15,151	13,528	26,548	23,612

Earnings before interest, income taxes,
depreciation and amortization (EBITDA)	22,386	20,056	32,089	29,057

Depreciation and amortization	5,249	3,704	10,181	7,200
Interest	1,755	1,713	3,344	3,158

Earnings before income taxes	15,382	14,639	18,564	18,699

Income taxes	1,049	1,228	1,359	1,597

Net earnings	$ 14,333	$ 13,411	$ 17,205	$ 17,102

Basic EPS	$ 0.48	$ 0.46	$ 0.58	$ 0.59
	$ 0.48	$ 0.45	$ 0.58	$ 0.58
Diluted EPS

Weighted average number of shares outstanding (in thousands)
Basic	29,576	29,160	29,550	29,053
Diluted	29,866	29,715	29,829	29,658

See accompanying note to interim consolidated financial statements.

Gildan Activewear Inc.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Three months ended		Six months ended
	April 4, 2004	March 30, 2003	April 4, 2004	March 30, 2003

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities:
Net earnings	$14,333	$13,411	$17,205	$17,102
Adjustments for:
Depreciation and amortization	5,249	3,704	10,181	7,200
Future income taxes	1,339	1,727	1,461	1,871
Stock-based compensation expense	184	—	184	—
Other	(68)	16	(61)	(159)

	21,037	18,858	28,970	26,014
Net changes in non-cash working capital balances:
Accounts receivable	(39,820)	(33,657)	(20,619)	(13,665)
Inventories	9,140	4,505	(26,605)	(18,817)
Prepaid expenses and deposits	(1,710)	(1,551)	(2,828)	(1,933)
Accounts payable and accrued liabilities	6,963	5,554	(3,015)	8,116
Income taxes payable	(1,786)	(1,213)	(1,765)	(1,409)

	(6,176)	(7,504)	(25,862)	(1,694)
Cash flows from financing activities:
Repayment of capital leases and other long-term debt	(453)	(1,103)	(1,624)	(2,109)
Increase in secured debt	—	—	4,125	96
Proceeds from the issuance of shares	1,259	1,511	1,522	2,308

	806	408	4,023	295
Cash flows from investing activities:
Purchase of fixed assets, net of disposals	(10,450)	(9,533)	(26,573)	(20,973)
(Increase) decrease in other assets	(91)	131	(72)	157

	(10,541)	(9,402)	(26,645)	(20,816)
Effect of exchange rate changes on cash
and cash equivalents	(166)	(372)	557	200

Net decrease in cash and cash equivalents
during the period	(16,077)	(16,870)	(47,927)	(22,015)

Cash and cash equivalents, beginning of period	$37,490	$39,865	$69,340	$45,010

Cash, end of period	$21,413	$22,995	$21,413	$22,995

See accompanying note to interim consolidated financial statements.

Gildan Activewear Inc.
Consolidated Balance Sheets
(In thousands of U.S. dollars)

	April 4, 2004	October 5, 2003	March 30, 2003

	(unaudited)	(audited)	(unaudited)
Current assets:
Cash and cash equivalents	$ 21,413	$ 69,340	$ 22,995
Accounts receivable	85,386	64,260	70,180
Inventories	130,108	103,503	97,618
Prepaid expenses and deposits	6,677	3,849	4,481
Future income taxes	6,294	4,682	3,448

	249,878	245,634	198,722

Fixed assets	195,577	180,349	155,034
Other assets	3,426	3,681	3,122

Total assets	$ 448,881	$ 429,664	$ 356,878

Current liabilities:
Accounts payable and accrued liabilities	$ 63,270	$ 67,278	$ 60,333
Income taxes payable	2,175	3,909	675
Current portion of long-term debt	19,098	19,481	3,567

	84,543	90,668	64,575

Long-term debt	57,029	54,077	71,696
Future income taxes	24,195	20,716	15,788

Shareholders' equity:
Share capital	77,012	75,490	73,311
Contributed surplus	404	220	220
Retained earnings	179,450	162,245	126,191
Cumulative translation adjustment	26,248	26,248	5,097

	283,114	264,203	204,819

Total liabilities and shareholders' equity	$ 448,881	$ 429,664	$ 356,878

See accompanying note to interim consolidated financial statements.

Gildan Activewear Inc. – Note to interim consolidated financial statements

For complete notes to the interim consolidated financial statements please refer to filings with the various securities regulatory authorities.

1)	Change in Functional Currency:

As a result of a significant portion of its revenues, expenses, assets and liabilities being denominated in U.S. dollars and the increasing international expansion of its sales and manufacturing operations, the Company adopted the U.S dollar as its functional and reporting currency effective October 6, 2003, the beginning of its 2004 fiscal year. All opening assets and liabilities were translated into U.S. dollars using the exchange rate in effect on October 6, 2003. For comparative purposes, historical financial statements and notes thereto up to and including October 5, 2003 have been restated into U.S dollars in accordance with generally accepted accounting principles. The change in the functional currency resulted in a positive currency translation adjustment of $26.2 million as at October 5, 2003, which is reflected as a separate component of shareholders’ equity.

SIGNATURE

     Pursuant to the requirements of the Securitiecs Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

(Signed) Stéphane Lemay
Stéphane Lemay
Vice-President, Public and Legal Affairs

Date May 4, 2004